EXHIBIT 99.1

Brookfield Corporation Announces Results of Conversion of its Series 34 Preferred Shares

BROOKFIELD, NEWS, March 21, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced that after having taken into account all election notices received by the deadline for the conversion of its Cumulative Class A Preference Shares, Series 34 (the “Series 34 Shares”) (TSX: BN.PF.B) into Cumulative Class A Preference Shares, Series 35 (the “Series 35 Shares”), there were 257,216 Series 34 Shares tendered for conversion, which is less than the one million shares required to give effect to conversion into Series 35 Shares. Accordingly, there will be no conversion of Series 34 Shares into Series 35 Shares and holders of Series 34 Shares will retain their Series 34 Shares.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses – asset management, insurance solutions, and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to our shareholders. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com